Exhibit (e)(8)
IN THE SUPERIOR COURT OF COBB COUNTY
STATE OF GEORGIA

RICHARD T. WINTER,

Plaintiff,
Civil Action No.:
v.

CERBERUS ABP INVESTOR LLC, CERBERUS CAPITAL MANAGEMENT LP, HOWARD S. COHEN, RICHARD S. GRANT, GEORGE R. JUDD, RICHARD B. MARCHESE, STEVEN F. MAYER, CHARLES H. McELREA, ALAN H. SCHUMACHER, MARK A. SUWYN, ROBERT G. WARDEN, RICHARD WARNER, and BLUELINX HOLDINGS INC.,

Defendants.

CLASS ACTION COMPLAINT
     Plaintiff Richard T. Winter (“Plaintiff”), individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to Plaintiff, which are based on personal knowledge.
NATURE OF THE ACTION
     1. This is a shareholder class action brought on behalf of the public shareholders of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”), against the directors and/or officers of the Company. Plaintiff seeks relief in connection with a tender offer (the “Tender Offer”) that, if consummated, would result in freezing out the public shareholders of the Company for an unfair and inadequate price. The Tender

Offer has been commenced by Defendant Cerberus ABP Investor LLC (“CAI”) and Cerberus Capital Management, L.P. (collectively, “Cerberus”), who control 55.4% of the stock of the Company, whereby Cerberus offers to purchase all of the outstanding common shares of BlueLinx for $3.40 per share, and intends to perform a short-form merger after the completion of the Tender Offer.
     2. If the Tender Offer is allowed to proceed, Cerberus will enrich itself by acquiring the public shareholders’ interests in the Company without paying a fair or adequate price.
     3. The price contemplated in the Tender Offer is fundamentally unfair to Plaintiff and the other public shareholders of the Company. Therefore, Plaintiff seeks to enjoin the Tender Offer, which will irreparably harm Plaintiff and the other BlueLinx shareholders.
     4. Cerberus seeks to acquire BlueLinx’s publicly held shares on unfair terms without allowing the Company’s Board of Directors (the “Board”) to explore any competing bids, and without regard to the wishes or best interests of the Company’s public shareholders or the intrinsic value of BlueLinx stock.
     5. Cerberus has indicated its unwillingness to consider selling its own interest in the Company or even to entertain any proposals in that regard.
THE PARTIES
     6. Plaintiff Richard T. Winter has been and continues to be an owner of BlueLinx common stock at all relevant times.
     7. BlueLinx is a Delaware corporation with its principal executive offices at 4300 Wildwood Parkway, Marietta, GA 30067. BlueLinx, operating through its wholly-

owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. Employing approximately 2,000 people, BlueLinx offers greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. The Company operates its distribution business from sales centers in Atlanta and Denver. BlueLinx is traded on the New York Stock Exchange under the symbol BXC.
     8. Defendant CAI, a Delaware limited liability company, is the largest shareholder of BlueLinx. Specifically, CAI currently owns 18,100,000 shares of Company common stock (approximately a 55.39% equity interest in the Company).
     9. Defendant Cerberus Capital Management, L.P., a Delaware limited partnership, is a leading private investment firm with approximately $23 billion under management. Cerberus Capital Management, L.P., along with its affiliated management companies, controls CAI.
     10. Defendant Howard S. Cohen (“Cohen”) has been Chairman of the Board since March 2008 and as a member of the Board since September 2007. He is a Senior Advisor to Cerberus. Cohen served as BlueLinx’s Interim Chief Executive Officer from March 2008 through October 2008 and as the Executive Chairman from March 2008 through March 2009.
     11. Defendant Richard S. Grant (“Grant”) has been a member of the Board since December 2005. On June 27, 2010, the Company announced that the Board formed a special committee (the “Special Committee”) to evaluate the Tender Offer previously announced by CAI for all of the outstanding shares of the Company’s common stock. Grant is a member of the Special Committee.
     12. Defendant George R. Judd (“Judd”) has been a member of the Board since December 2005. He has served as BlueLinx’s Chief Executive Officer (“CEO”) since November 2008 and as its President since May 2004.
     13. Defendant Richard B. Marchese (“Marchese”) has been a member of the Board since May 2005. Marchese is a member of the Special Committee.
     14. Defendant Steven F. Mayer (“Mayer”) has been a member of the Board since May 2004. He has been Managing Director of Cerberus California, LLC and predecessor entities since November 2002 and also serves as Co-Head of Private Equity at Cerberus.
     15. Defendant Charles H. McElrea (“McElrea”) was the CEO of BlueLinx from May 2004 until his retirement in October 2005, and has been a member of the Board since May 2004.
     16. Defendant Alan H. Schumacher (“Schumacher”) has been a member of the Board since May 2004. Schumacher is a member of the Special Committee.
     17. Defendant Mark A. Suwyn (“Suwyn”) has been a member of the Board since May 2005. Suwyn has previously served as a senior member of the operations team of Cerberus and as an advisor to Cerberus.
     18. Defendant Robert G. Warden (“Warden”) has been a member of the Board since May 2004. Warden is a Managing Director of Cerberus, which he joined in February 2003.

     19. Defendant Richard Warner (“Warner”) has been a member of the Board since March 2008. Warner is a consultant for Cerberus. He served as the Interim Chief Financial Officer of Equable Ascent Financial, LLC, a Cerberus portfolio company, from February 2009 until June 2009.
     20. Collectively, Defendants Cohen, Grant, Judd, Marchese, Mayer, McElrea, Schumacher, Suwyn, Warden, and Warner are known as the “Individual Defendants.” By virtue of their positions as directors and/or officers of BlueLinx, the Individual Defendants stand in a fiduciary position to the Company’s public shareholders and owe these public shareholders the highest duties of good faith, due care, and loyalty.
     21. Defendants CAI and Cerberus Capital Mangement, L.P., as controlling shareholders of the Company, owe fiduciary duties to the Company’s public shareholders to not use their controlling position to wrongfully benefit themselves at the public shareholders’ expense.
CLASS ACTION ALLEGATIONS
     22. Plaintiff brings this action on his own behalf and as a class action, pursuant to the Georgia Civil Practice Act, O.C.G. § 9-11-23, on behalf of all shareholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).
     23. This action is properly maintainable as a class action.

     24. The Class is so numerous that joinder of all members is impracticable. As of May 7, 2010, there were approximately 32.7 million shares of BlueLinx common stock held by thousands of BlueLinx stockholders who are members of the Class.
     25. There are questions of law and fact which are common to the Class, including, inter alia, the following: (a) whether the proposed transaction is unfair to the Class; (b) whether defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and other members of the Class; (c) whether the tender offer statement commencing the Tender Offer is materially false and misleading; (d) whether the Tender Offer is coercive; and (e) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.
     26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.
     27. Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
     28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS
BlueLinx’s History and Recent Financial Performance
     29. BlueLinx is a leading distributor of building products in the United States. It operates in all of the major metropolitan areas in the United States and, as of January 2, 2010, it distributed more than 10,000 products to approximately 11,500 customers through a network of more than 70 warehouses and third-party operated warehouses.
     30. BlueLinx distributes products in two principal categories: structural products and specialty products. Structural products, which represented approximately 44% and 50% of the Company’s fiscal 2009 and fiscal 2008 gross sales, include plywood, oriented strand board (“OSB”), rebar and remesh, lumber and other wood products primarily used for structural support, walls and flooring in construction projects. Specialty products, which represented approximately 56% and 50% of our fiscal 2009 and fiscal 2008 gross sales, include roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), composite decking and metal products (excluding rebar and remesh).
     31. The Company’s customers include building materials dealers, industrial users of building products, manufactured housing builders and home improvement centers. BlueLinx purchases products from over 750 vendors and serves as a national distributor for a number of its suppliers. The company distributes products through its owned fleet of over 600 trucks and over 1,100 trailers, as well as by common carrier.
     32. The current form of the Company grew out of the Distribution Division of the Georgia-Pacific Corporation, which commenced operations in 1954 with 13 warehouses primarily used as an outlet for Georgia-Pacific’s plywood.

     33. In May 2004, an entity owned by senior members of management and Cerberus acquired the assets of the Distribution Division and merged them into the Company. In December 2004, the Company conducted an initial public offering of its stock. Cerberus has controlled 18,100,000 shares of Company stock since the public offering.
     34. An important factor in the performance of the Company is the level of new house construction, referred to as “housing starts.”
     35. As can be expected, BlueLinx has been affected by the decline in the United States housing market. The Company’s operating results have declined during the past three years as they are closely tied to U.S. housing starts; the increased inventory of homes for sale due to increased foreclosures and stricter lending criteria have reduced demand for new homes. Forecasters continue to have a bearish outlook for the housing market, and the Company expects the downturn in new housing activity will continue to negatively impact its operating results for the foreseeable future. However, along with many forecasters, the Company believes that U.S. housing demand will improve in the long term based on population demographics and a variety of other factors. The critical question is the speed and timing of this recovery.
     36. As is indicated in the Company’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2010, the Company’s net sales decreased in financial year 2009 compared to the four prior years. In fact, each of the four quarters in 2009 saw decreased sales compared to the same quarter in the prior year.
     37. However, in 2010, the Company has finally started to turn the corner. According to the Form 10-Q filed with the SEC on May 7, 2010, the Company’s sales rose for the first time compared to the first quarter in the prior year. The net loss per share decreased from $1.95 to $0.48 in this period.
     38. As the Defendant Judd noted in the press release accompanying the earnings, the performance for the quarter was depressed by the abnormally severe weather but the Company’s forecasts were sunny:
“While we achieved our first year over year quarterly increase in revenue in four years, our results were hindered by unusually severe weather conditions throughout the country,” said BlueLinx President and CEO George Judd. “However, since the later part of the first quarter, we have seen an increase in demand for our products as the housing market appears to have begun its recovery.”
The press release also highlighted the fact that the gross margins increased to 12.1% from 10.9% in the year before.
The Announcement of Cerberus’s Tender Offer Was
Timed To Take Advantage Of The Company’s Potential
For Recovery
     39. On July 20, 2010, the Commerce Department reported that housing starts slumped to a lower-than-expected level in May, the lowest level since October. See, e.g., Bob Willis, Bloomberg News, “U.S. Housing Starts Drop to Lowest Level Since October,” http://www.bloomberg.com/news/2010-07-20/housing-starts-in-u-s-slide-to-lowest-level-since-october-on-sales-slump.html. However, most commentators attributed this decline to the expiration of the government tax credit in April.
     40. According to a Schedule 13-D filed with the SEC June 22, 2010, Cerberus sent a letter to the Board the day after this news was reported, announcing their intention to commence the Tender Offer at $3.40 per share. This letter noted that:
in our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.
     41. The following morning, before the opening of the market, Cerberus issued a press release announcing its intended offer:
Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), today announced that it intends to make a tender offer for all of the outstanding publicly held shares of BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”) not owned by CAI. Based on shares outstanding as of May 7, 2010, CAI currently owns 55.39% of the outstanding common stock of BlueLinx. CAI intends to offer to acquire the balance of BlueLinx ‘s common stock for $3.40 per share in cash, representing a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days.
CAI believes that the offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx’s stockholders to realize the value of their shares at a significant premium to BlueLinx’s current and recent stock price. CAI intends to commence the offer within approximately seven days.
The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition. The aggregate consideration for the outstanding BlueLinx shares (excluding shares outstanding following exercise of in-the-money options) would be approximately $49.6 million.
Schedule TO, filed with the SEC July 22, 2010.

     42. On June 27, 2010, the Company filed a Schedule 14D-9 with the SEC, noting that the Board had formed the Special Committee, which had in turn retained Jones Day as its legal advisors and Citadel Securities Inc. as its financial advisor.
The Tender Offer Price is Unfair and Inadequate
     43. The Tender Offer price of $3.40 per share is unfair and inadequate because:
          (a) Cerberus dominates and controls the financial, business and corporate affairs of BlueLinx, and because the Individual Defendants hold executive and director positions within BlueLinx, defendants are in possession of private corporate information concerning BlueLinx’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of BlueLinx which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;
          (b) Because Cerberus dominates the voting power of BlueLinx’s outstanding equity securities, it is unlikely that any party will make a competing bid to acquire the Company;
          (c) As recently as April 26, 2010, BlueLinx common stock has traded as high as $6.32, which is 85.8% higher than the offer price of $3.40;
          (d) Market trading in the stock indicates that $3.40 undervalues the value of the Company’s stock—the common stock has closed between $3.64 and $3.91 since the announcement on July 22, 2010; and

          (e) The offer price of $3.40 per share does not adequately reflect the expected growth in the Company’s profitability, in light of the recovery in the housing market.
     44. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit Cerberus at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.
The Materially Misleading and/or Incomplete Tender
Offer Statement
     45. On August 2, 2010, Cerberus commenced the Tender Offer by filing a tender offer statement with the SEC (the “Tender Offer Statement”).
     46. The Tender Offer Statement is materially misleading in that, among other things, it omits material information needed by the Company’s public shareholders in order for them to make fully informed decisions as to whether or not they should tender their shares of BlueLinx into the Tender Offer or seek appraisal related to the Merger. Specifically, the disclosure in the Tender Offer Statement is inadequate because:
          (a) While the Tender Offer Statement states that “[CAI] believes that the Offer Price to be received by the unaffiliated stockholders of the Company pursuant to the Offer and the Merger is fair to such unaffiliated stockholders,” the Tender Offer Statement does not disclose what analyses were done to lead to that belief, who, if any, they consulted with in forming that belief, and what public or private information concerning the Company was reviewed by them that led to that belief;
          (b) The Tender Offer Statement does not state whether Cerberus has retained an investment banking firm or any other person to render a report, opinion or appraisal regarding the fairness of the Offer and the Merger. The Tender Offer Statement does not disclose why no such person or institution was so retained, whether any such person or institution was retained to provide services concerning valuation of the Company, or whether any person or entity who was already employed or retained by Cerberus and/or the Company provided any such services concerning either the fairness of the Tender Offer or the value of the Company;
          (c) The Tender Offer Statement does not disclose whether any discounted cash flow analysis was performed and the result of that analysis; does not disclose whether any precedent going-private transaction analysis was performed, what transactions were analyzed, and the results of that analysis; does not disclose whether any precedent industry transaction analysis was performed, what transactions were analyzed, and the results of that analysis; if such analyses were not performed, the Tender Offer Statement does not disclose why not. These omissions are important because without this information, investors have no way of knowing how the current Offer Price relates to the Company’s future prospects or compares to other relevant transactions.
          (d) While the Tender Offer Statement states that the premiums that the offer represents to the price on the day prior to the announcement and the thirty-day volume-weighted average of closing prices prior to the Tender Offer supports CAI’s views as to the fairness of the Tender Offer, the Tender Offer Statement does not disclose how those premiums compare to premiums in comparable transactions, whether such comparable transaction analysis was done, and if such analysis was not done, why not;
          (e) Aside from noting the premiums that the offer represents to the Company’s share price on the day prior to the announcement and the thirty-day volume-

weighted average of closing prices prior to the Tender Offer, the Tender Offer Statement fails to disclose whether any other valuation analyses were performed by Cerberus, or anyone on their behalf, if such other valuation analyses were performed the results of such analyses, and if such analyses were not performed, why not; and
          (f) While the Tender Offer Statement provides several projections of earnings based on certain assumptions of housing starts in the next few years, including Cerberus’s own projections and its “upside” case which both assume 625,000 new housing starts in 2010, the Tender Offer Statement does not disclose that, as of July 29, 2010, the consensus among housing economists forecast a 15% increase in housing starts in 2010. See Boyce Thompson, Builder, “Economists Still Forecast Housing Growth in 2010,” http://www.builderonline.com/economic-conditions/economists-still-forecast-housing-growth-in-2010.aspx. Given that the Company had 554,000 new housing starts in financial year 2009, this 15% growth would result in 637,000 new housing starts in financial year 2010, outperforming Cerberus’s downward-revised projections.
     47. As set forth above, the Tender Offer Statement contains misleading information and omits material information concerning the Tender Offer. Without material and accurate information, BlueLinx shareholders cannot possibly make an informed judgment concerning whether to tender their shares in the Tender Offer or seek appraisal in connection with the Merger.
FIRST CAUSE OF ACTION

For Breach of Fiduciary Duty
(Against All Defendants)
     48. Plaintiff repeats and realleges the foregoing, as if fully set forth herein.

     49. By virtue of the foregoing, Defendants have participated in unfair business practices and self-dealing toward Plaintiff and other members of the Class and have engaged in and substantially assisted and aided each other in breach of the fiduciary duties owed by them to the Class.
     50. The proposed Buyout Transaction is wrongful, unfair, and harmful to the Company’s minority public stockholders and represents an effort by Defendants to aggrandize the Company’s financial position and interests at the expense of and to the detriment of Class members. The Buyout Transaction is an attempt to deny Plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of Cerberus on unfair and inadequate terms.
     51. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.
     52. Defendants have violated their fiduciary duties owed to Plaintiff and the other members of the Class by failing to disclose material information so that they could make an informed decision as to whether to tender their shares.
     53. Defendants’ conduct constitutes violations of their fiduciary duties owed to the Class. The Buyout Transaction by the overwhelming controlling shareholder is a coercive device by insiders of the Company, which constitutes a manipulative and unlawful scheme.

     54. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.
     55. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and may consummate the Tender Offer, which will deny Class members their fair share of BlueLinx’s excellent growth prospects and future value to the irreparable harm of the Class.
     56. By reason of the foregoing, each member of the Class has suffered damages.
     57. Plaintiff and the other members of the Class have no adequate remedy at law.
SECOND CAUSE OF ACTION
Aiding and Abetting Breaches of Fiduciary Duties
(Against CAI and Cerberus Capital Management, L.P.)
     58. Plaintiff repeats and realleges the foregoing allegations, as if fully set forth herein.
     59. Defendant CAI has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of BlueLinx’s public shareholders. CAI facilitated the Individual Defendants breaches of fiduciary duty in the commencement of the tender offer for all of the outstanding common stock of the Company that it does not already own. Further, CAI and its investors are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

     60. Plaintiff and the other members of the Class have no adequate remedy at law.
DEMAND FOR JURY TRIAL
     61. Plaintiff hereby demands a trial by jury on all issues so triable.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands judgment as follows:
          i) declaring this to be a proper class action and certifying Plaintiff as the class representatives and plaintiffs counsel as class counsel;
          ii) enjoining, preliminarily and permanently, the Tender Offer complained of herein;
          iii) to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class damages;
          iv) directing that defendants pay to Plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;
          v) awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff s attorneys and expert(s); and

          vi) granting such other further relief as the Court may deem just and proper.
     Dated: August 4, 2010

CHITWOOD HARLEY HARNES LLP
By:
Martin D. Chitwood (Georgia Bar No. 124950)
James M. Wilson (Georgia Bar No. 768445)
Krissi R. Gore (Georgia Bar No. 687020)
2300 Promenade II
1230 Peachtree St NE
Atlanta, Georgia 30309
(404) 873-3900

Robert M. Kornreich
Carl L. Stine
Matthew Insley-Pruitt
WOLF POPPER LLP
845 Third Avenue
New York, New York 10022
(212) 759-4600

Counsel for Plaintiff